May 27, 2005

VIA EDGAR

Gary Todd
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC 20549-0306

RE:	Bookham, Inc.
Form 10-K/A for the transition period ended July 3, 2004
Form 10-Q dated October 2, 2004
Form 10-Q dated January 1, 2005
Form 8-K dated October 26, 2004
Form 8-K dated February 1, 2005
File No. 000-30684

Dear Mr. Todd:

Set forth below are responses to your letter dated April 8, 2005 (the “Comment Letter”), regarding the Form 10-K/A for the transition period ended July 3, 2004, Form 10-Q dated October 2, 2004, Form 10-Q dated January 1, 2005, Form 8-K dated October 26, 2004, Form 8-K dated February 1, 2005 of Bookham, Inc. (the “Company” or “we”). All responses correspond to the sequential numbering of the comments and the headings used in the Comment Letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). Management of the Company also reaffirms our responsibility for the accuracy and adequacy of the disclosures that have been made in our filings. Furthermore, we acknowledge that the comments made by the Staff, and any resulting modifications of our disclosures, do not foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses to the Comment Letter are as follows:

Form 10-K/A for the transition period ended July 3, 2004

Financial Statements

Consolidated Balance Sheets – Page F-3

1.	In future filings please present goodwill and intangibles separately on the face of the balance sheet. Refer to paragraphs 42 and 43 of SFAS 142.

	Response:	The Company acknowledges the Staff’s comment and will comply in future filings.

2.	We see nearly $14 million of assets held for sale. In the footnotes or in MD&A more specifically describe the components of these assets, the plan for and status of disposition and how fair value was determined. Also clarify why you believe the recorded amount is recoverable. Apply in future filings.

	Response:	The Company acknowledges the Staff’s comment and will comply in future filings.

Consolidated Statements of Operations – Page F-4

3.	We refer to the profit on disposal of property and equipment of $5.3 million in the six month period ended July 3, 2004 and $3 million in the year ended December 31, 2003. We generally believe that gains and losses resulting from write-down or sale of assets previously used in operations should be classified as operating items in the income statement. Refer to paragraph 45 to FAS 144. Revise future filings or advise us why you consider the present classification appropriate.

	Response:	The Company acknowledges the Staff’s comment and will implement the revised classification in future filings.

Notes to Consolidated Financial Statements

Note 6. Commitments and Contingencies – Page F-19

4.	We see that rent expense for the six months ended July 3, 2004 totaled less than $2 million while rent for 2005 is expected to total more than $13 million. Supplementally explain factors leading to the apparent significant increase in expected rent for 2005 over the historical amount for the 2004 transition period. Does the amount disclosed for the six month period include all rent expense?

	Response:	The amount disclosed for the six months ended July 3, 2004 included all rent expense. Three primary factors contribute to the increase in our expected minimum lease payments for 2005:

I) Our estimations of minimum lease payments for the twelve month period ended July 2, 2005 are not directly comparable to the rent expense incurred during the six month transition period ended July 3, 2004, primarily due to the difference in the length of the periods reported as well as the underlying nature of rent expense as opposed to lease payments.

II) As part of the fair value assessment performed after our purchase of New Focus, Inc. (“New Focus”), certain leased properties were deemed to be excess facilities at the time of purchase by Bookham. As a result, we reserved for the expected costs of these excess facilities through our restructuring accrual and charged the restructuring expense category accordingly. Therefore, in the year ended July 2, 2005, we expect to incur operating lease payments of approximately $6.6 million from these acquired leases for which there will be no corresponding rent expense in the period.

III) Bookham also assumed the rental obligations of certain other leased facilities of New Focus. These additional obligations will result in approximately $5.8 million of additional rent expense and related minimum lease payments during the fiscal year 2005. Furthermore, because we acquired New Focus in March 2004, rent expense associated with these leased facilities in the six months ended July 3, 2004 does not reflect a full six months of rent expense.

5.	Under litigation, your assertions about the potential impact of pending matters should also address results of operations and cash flows. Alternatively, you may express those assertions in terms of the financial statements taken as a whole. Apply in future filings.

	Response:	The Company acknowledges the Staff’s comment and will comply in future filings.

Note 7, Restructuring – Page F-22

6.	In future filings you should provide separate disclosure of amounts provided for acquisitions under EITF 95-3, amounts provided for exit plans accounted for under SFAS 146 and impairments accounted for under SFAS 144. The cash and non-cash components of exit charges should be clearly distinguished. The column “amounts paid or written-off” should be disaggregated to separately present cash payments from other reductions. You should also clarify the expected period of payment for cash liabilities and clarify when each restructuring plan is expected to be completed.

	Response:	The Company acknowledges the Staff’s comment and will comply in future filings.

Note 12, Segments of an Enterprise and Related Information – Page F-33

7.	Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.” Apply in future filings.

	Response:	The Company acknowledges the Staff’s comment and will comply in future filings.

Note 13, Business Combinations – Page F-35

8.	In future filings please specifically indicate the primary reasons for acquisitions, including specific identification of the factors that contribute to a purchase price resulting in recognition of goodwill. Refer to paragraph 51b of SFAS 141.

	Response:	The Company acknowledges the Staff’s comment and will comply in future filings.

9.	Please expand to provide a condensed balance sheet for each acquired company. It is not sufficient to identify acquired tangible assets in a net amount. Refer to paragraph 51e to SFAS 141. Pursuant to paragraph 32 to SFAS 95, you should also clarify the cash and non-cash effects of acquisition transactions. That is, you should reconcile the purchase price to the cash impact disclosed on the statement of cash flows. Apply in future filings.

	Response:	The Company acknowledges the Staff’s comment and will comply in future filings.

10.	We see the substantial goodwill recorded in 2004 and 2003. In light of your losses and operating cash burn, MD&A should include detailed and specific disclosure about how you evaluated goodwill for recoverability, including more detail about why you believe that recorded goodwill is recoverable. We see the disclosure on page 22 under “Impairment of Goodwill and Intangibles,” however, your disclosure about this matter should be more robust. Please appropriately expand future filings.

	Response:	The Company acknowledges the Staff’s comment and will comply in future filings.

Valuation and Qualifying Accounts – Page 48

11.	We see that inventory provisions for 2004 and 2003 are “credits” to costs and expenses. Pursuant to SAB Topic 5-BB, inventory charges are permanent reductions to inventory cost that should not be reversed until the related inventory is sold or otherwise disposed. Accordingly, the addition charged to expense should not normally be a “credit.” Supplementally support that your method is faithful to the requirements of SAB Topic 5-BB.

	Response:	The Company understands that according to SAB Topic 5-BB “...a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up...” and management believes Bookham adheres to that requirement. The column “Charged to Costs and Expenses” relating to the Inventory Provision on our Schedule II: Valuation and

Qualifying Accounts (“Schedule II”) included in our Form 10-K/A for the transition period ended July 3, 2004, consists of two items. First, it correctly includes additional expenses resulting from increases in write-downs of inventories due to our excess or obsolete assessments. Second, in preparing our response to the Commissions Comment Letter, we recognized that the “Charged to Costs and Expenses” column erroneously includes reductions to the inventory provision due to the sale through of previously adjusted inventory to end customers. These provision releases typically would be reflected in the “Deductions/Write-Offs” column, in this instance, however, the misclassification has resulted in a net credit being presented in the “Charged to Costs and Expenses” column. Accordingly, for both the year ended December 31, 2003 and the period ended July 3, 2004, properly included additional inventory provision charges (or write-downs) of $2.2 million and $1.5 million, respectively, were offset by improperly included inventory provision releases of $4.6 million and $3.6 million, respectively. Had we properly classified the movements in the inventory provision, the table would have been as follows:

Valuation and Qualifying Accounts

			Additions
	Balance of	Exchange	Charged to
	Beginning	Rate	Costs and	Deductions	Balance at
	of Year	Movements	Expenses	Write Offs	End of Year
(in thousands)
Period Ended July 3, 2004
Inventory Provision	$16,801	$378	$1,508	$(2,223)	$16,464

Year Ended December 31, 2003
Inventory Provision	$23,525	$1,760	$2,199	$(10,683)	$16,801

We report our inventory balances at net book value, which approximates the lower of cost or market value. We consider the inventory provision, which we track primarily for internal purposes, to be permanent write-downs of inventory. In keeping with the permanent write-down treatment, we note that in accordance with Rule 12-09 of Regulation S-X, only valuation reserves included in the balance sheet are to be presented in Schedule II. Therefore, we have also erroneously included the movements of the inventory provision on Schedule II.

Form 10-Q dated October 2, 2004

Management’s Discussion and Analysis – Page 15

Gross Margin – Page 17

12.	We refer to the profits of $3.8 million on inventory carried at zero value which was sold during the quarter ended October 2, 2004. We also see that you expect to sell more of this zero value inventory in subsequent periods. In future filings, please clarify how much zero value inventory remains in stock. To the extent known, also clarify the expected period of liquidation.

	Response:	The Company acknowledges the Staff’s comment and will comply in future filings.

Form 10-Q dated January 1, 2005

Item 4 Controls and Procedures – Page 41

13.	We refer to the material weakness brought to your attention by your auditors, as reported on in the Form 10-Q dated October 2, 2004 (page 34). It appears that the currency translation adjustments that were improperly recorded in the statement of operations were corrected prior to release of the Form 10-Q for that period. You indicate that Bookham was in the process of implementing procedures designed to assure appropriate accounting for currency adjustments in the future. Future filings should more specifically address the steps you took to mitigate the identified material weakness. We would expect that changes in response to the material weakness reported on in the fiscal quarter ending October 2, 2004 would meet the criteria of a reportable change. Apply in future filings. Also respond supplementally.

Response:	Subsequent to becoming aware of a material weakness in our system of reporting currency translation adjustments, we enacted two steps to address the weakness:

A) Subsequent to filing our Form 10-Q dated October 2, 2004, the Company has employed two key individuals with significant consolidations and SEC reporting experience. We feel that this enhances our ability to independently research, interpret and comply with SFAS 52 “Foreign Currency Translation”, as well as addressing other pronouncements and issues relating to multi-national accounting and reporting which may arise.

B) We have implemented a new consolidations program, Frango, developed by Cognos Controller, Inc. Previously, our consolidations process, including eliminations, revaluations, and all adjustments to the Cumulative Translation Adjustment account, were done manually via Microsoft Excel workbooks. We feel that utilizing a software program specifically designed to account for the effects of operating and consolidating multi-national subsidiaries, as well as the inherent access controls in such a program, greatly enhances our reporting controls and abilities.

The Company acknowledges the Staff’s comment and believes that we have substantially remediated the material weakness brought to our attention as of the date of this response letter. We will appropriately update our remediation status in future filings.

Form 8-K dated October 26, 2004 Form 8-K dated February 1, 2005

14.	We see that you present certain non-GAAP information in the form of an income statement. That adjusted income statement presents numerous non-GAAP amounts and sub-totals. Disclosures about non-GAAP measures should fully conform to the requirements of Item 10(e)(I)(i) to Regulation S-K and Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Either delete the non-GAAP income statement from all future press releases or expand to present detailed and specific disclosure of the following for each non-GAAP measure:

	•	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use the measure; and

•	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure;

Expanded disclosure should not be generic or cookie-cutter. The existing disclosures do not provide sufficient information. Show us how you plan to implement this comment. We may have further comment upon review of that response.

Response:	The Company acknowledges the Staff’s comment and will comply in future filings. Specifically, we plan to continue to use EBITDA as a measure of operating performance, as well as other potential Non-GAAP measures, but will also provide the required accompanying information in the same format as discussed below.

The Company provides non-GAAP financial information in order to provide meaningful supplemental information regarding its operational performance and to enhance its investors’ overall understanding of its core current financial performance and its prospects for the future. The Company believes the non-GAAP presentation gives the investor the benefit of looking through management’s eyes, as this is the information the Company’s management team uses in making many key decisions and understanding how the core business is expected to perform in the future. This information, combined with the related GAAP presentation, allows management to forecast future trends more accurately. This information also facilitates management’s internal comparisons to the Company’s historical core operating results and allows the Company to make equivalent comparison with its competitors.

Management uses the non-GAAP measures to understand how the core business is performing, specifically excluding items that are not expected to continue and are one time in nature. These non-GAAP measures allow key decision makers to focus on core ongoing business performance. Items that have been excluded from the GAAP presentation are expenses relating to specific restructuring programs the Company undertakes to deliver longer term cost efficiencies to the operations and cost relating to specific projects which are non-operational, for example, the change in the domicile of the Company from the UK to the US.

In addition the Company reports to investors EBITDA excluding restructuring and other one-time charges. Management uses this measure to show ongoing cash flow from operations and believes that investors are interested in understanding this form of cash flow of the Company. The most directly comparable GAAP measure to our Non-GAAP measure of EBITDA is the cash flow calculation of “Net cash used in operating activities”. The primary difference between these measures is that EBITDA excludes changes in working capital and other items which can distort the trend in operating performance. As discussed above, management excludes restructuring and other one-time charges to provide a measure that more accurately reflects ongoing operating performance.

Since the financial information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies. Accordingly the non-GAAP information should not be used in isolation, or as a substitute for, the Company’s GAAP results. Management compensates for these limitations by using the non-GAAP statements as a supplement and management requires reconciliation back to the GAAP statements.

15.	As a related matter, you should also apply this comment to the disclosure of non-GAAP operating cash burn. With respect to that item, we do not see all of the disclosures.

	Response:	The Company acknowledges the Staff’s comment and will comply in future filings. However, we do not plan on continuing to use non-

GAAP operating cash burn as a measure of operating performance, however, we will provide the required accompanying information as discussed in response number 14 above in future filings, as appropriate.

* * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (408) 919-6059. Thank you for your time and consideration.

Sincerely,

/s/ Stephen Abely

Stephen Abely
Vice President and
Chief Financial Officer